

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2011

Via E-mail
Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

> **Re: Acquired Sales Corp.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed July 8, 2011**
> **File No. 000-52520**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We reissue comment two in our letter dated June 6, 2011. Please confirm that you will file these agreements as exhibits to your next periodic report.

2.   We refer you to comment 16 in our letter dated April 21, 2011. We note that disclosure you provided in response to that comment was omitted from the most recent amendment to the information statement. In light of this omission, please tell us how you comply with the comment.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director